Exhibit (a)(11)

Demandware, Inc.

Notice to Holders of Options

June 28, 2016

Dear Option Holder:

On May 31, 2016, Demandware, Inc. (“Demandware” or, the “Company”) entered into an Agreement and Plan of Merger with salesforce.com, inc. (“Salesforce”) and Dynasty Acquisition Corp. (the “Purchaser”), pursuant to which Purchaser, a wholly owned subsidiary of Salesforce, has commenced a cash tender offer (the “Offer”) to purchase all of the outstanding shares of common stock of the Company at a price of $75.00 per share (such amount, the “Offer Price”). Following the consummation of the Offer, the Purchaser will merge with and into the Company (the “Merger”), and all shares of the Company common stock not tendered in the Offer will convert into the right to receive the Offer Price in the Merger. The Company will survive the Merger as a wholly owned subsidiary of Parent.

We would like to inform you about how your options will be treated in connection with the Offer and the Merger. For purposes of this Notice, the term “Offer Acceptance Date” will mean the date when Company common stock tendered in the Offer is first accepted by Salesforce for payment. The Offer currently is scheduled to end at midnight, Eastern Time, on Friday, July 8, 2016. If the Offer ends as scheduled, we currently expect the Offer Acceptance Date to be on or about Monday, July 11, 2016. For purposes of this Notice, the term “Merger Effective Time” will mean the effective time of the Merger, which, if all conditions are satisfied, we currently expect to be on or about Monday, July 11, 2016.

Please read this Notice carefully and note that the treatment of your options generally will depend upon whether you remain employed through the Merger Effective Time or your employment relationship has terminated prior to that time. In addition, the description in this Notice applies to the treatment of options held in the United States and their resulting tax consequences, except as indicated below.

VESTED OPTIONS

Salesforce will not assume options that are vested as of the Merger Effective Time, including the vested portion of options that have partially vested. You have two alternatives with respect to your vested options, described in greater detail below. Specifically, you may either:

(1)	elect to do nothing and your vested options will be “cashed-out” (see Alternative 1 – Cash-Out below); or

(2)	you may exercise your vested options before 4 p.m. Eastern Time, July 1, 2016 and either tender the resulting shares or have them purchased in the Merger (see Alternative 2 – Option Exercise below).

ALTERNATIVE 1 – CASH-OUT

Your vested options that remain outstanding and unexercised as of the Merger Effective Time will be cancelled and cashed-out (other than with respect to any unvested options or portions of options, as addressed above); any portion of your options that are already vested or vest before the closing of the Merger will be automatically converted into the right to receive an amount in cash equal to the product of the total number of shares of Company common stock then underlying such Company stock option multiplied by the excess, if any, of the Merger Consideration over the exercise price per share of such Company stock option, without any interest thereon (the “Cash Payment”). The Cash Payment will be paid to you, less (for persons who received the options as employees) applicable deductions and withholdings (including FICA) required by law to be withheld, as soon as practicable after the Merger Effective Time. You do not need to exercise your vested options or otherwise pay the exercise price associated with such vested options to receive the Cash Payment.

ALTERNATIVE 2 – OPTION EXERCISE

You may instead elect to exercise all or a portion of your vested options by following the normal process for option exercises through the Morgan Stanley Stock Plan Connect online and paying the exercise price, including any required withholdings, set forth in your applicable option agreement. If you have difficulty accessing the Morgan Stanley Stock Plan Connect online or want to exercise by filing an exercise notice, please contact Cecilia Mullen at cmullen@demandware.com or by telephone at (781) 425-1290 and she will provide you with additional information. You must complete any exercise before 4 p.m. Eastern Time on Friday, July 1, 2016. Please note that any exercise will not be reversible if the Offer and/or the Merger unexpectedly fails to close.

UNVESTED OPTIONS

Except as described below, Salesforce will assume all options granted that are unvested as of the Merger Effective Time, including the unvested portion of any options that have partially vested (collectively, the “Assumed Options”). Please note that if your employment ends for any reason prior to the Merger Effective Time, the unvested portions of your options will immediately terminate without any payment to you and will not become Assumed Options.

Each Assumed Option will continue to be subject to the same terms and conditions, including vesting, set forth in the plan under which the option was issued and your individual option agreement, except that references to the “Company” or “Demandware” in the plans and your individual option agreements will be references to Salesforce (including with respect to any future change in control), the Assumed Options will become options to purchase shares of Salesforce common stock rather than options to purchase shares of Demandware common stock, and the number of shares of Salesforce common stock subject to each Assumed Option and the exercise price of each Assumed Option will be adjusted as described below.

Number of Shares of Salesforce Common Stock Subject to Assumed Options. Each Assumed Option will be exercisable, subject to the applicable vesting schedule, for the number of shares of Salesforce common stock determined by multiplying the number of shares of

Demandware common stock that were issuable upon exercise of such Assumed Option immediately prior to the Merger Effective Time by the Exchange Ratio (as described below) and rounding down to the nearest whole number.

New Exercise Price of Assumed Options. Each Assumed Option will have a new exercise price determined by dividing the exercise price of the Assumed Option in effect immediately prior to the Merger Effective Time by the Exchange Ratio (as described below) and rounding up to the nearest whole cent.

For purposes of determining the number of shares of Salesforce common stock subject to, and the new exercise price of, the Assumed Options, the “Exchange Ratio” will equal the “Merger Consideration” (as defined in the Merger Agreement) divided by the volume weighted average closing sale price of one share of Salesforce common stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the date that is two trading days immediately preceding the closing date (as adjusted as appropriate to reflect any stock splits, stock dividends, combinations, reorganizations, reclassifications or similar events), rounded to the nearest 0.00001. Because the Exchange Ratio will depend upon the volume weighted average closing sale price of one share of Parent Common Stock as reported on the New York Stock Exchange for the ten consecutive trading days ending on the date that is two trading days immediately preceding the closing date, the exact number of shares of Salesforce common stock that will be subject to your Assumed Options and the exact per share exercise price of your Assumed Options will not be determined until the Merger Effective Time or shortly thereafter.

By way of example only, if you have 100 unvested options each with a strike price of $37, and Salesforce stock is valued at $83.77, the calculation would be as follows:

Exchange Ratio = $75 divided by $83.77 = 0.89531

Total # of Options: 100 options multiplied by 0.89531 = 89 options of Salesforce stock.

Strike Price: $37 divided by 0.89531 = $41.33

U.S. Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer and the Merger with respect to your options, including the applicability and effect of federal, state, local and non-U.S. tax laws. Your federal, state, local and non-U.S. tax consequences depend upon your unique circumstances.

Cashout of Vested Options.

You will recognize ordinary income in an amount equal to your Cash Payment at the time the payment is made. Such income will constitute compensation income and will therefore, for persons who were employees when they received the options, be subject to the collection of applicable U.S. federal and state income and employment withholding taxes.

Exercise of Nonstatutory Stock Options

If you exercise your options, you will recognize ordinary compensation income equal to the excess, if any, of the fair market value of those shares of Company common stock at the time you exercise the nonstatutory stock option over the aggregate exercise price paid for those shares. If you received the options as an employee, such income will constitute compensation income subject to payment of applicable federal and state income and employment withholding taxes, including the FICA tax. Any additional gain or loss between the fair market value on exercise and the Offer Price will be capital gain or loss.

IMPORTANT NOTE: IF YOU EXERCISE YOUR OPTIONS YOU WILL HAVE AN INCOME TAX EVENT AS OF THE DATE OF EXERCISE AND YOU WILL BE RESPONSIBLE FOR THE ASSOCIATED TAXES IN CONNECTION THEREWITH, INCLUDING ANY APPLICABLE TAX WITHHOLDING OBLIGATION ON SUCH AN INCOME EVENT. THE COMPANY WILL REQUIRE THAT YOU PAY ALL OF THE REQUIRED INCOME TAX WITHHOLDING OBLIGATIONS IF YOU DECIDE TO EXERCISE YOUR OPTIONS.

Unvested Options

No U.S. options will be unvested as of the closing of the Merger.

International Tax Implications

You should consult your own tax advisor as to the specific tax implications to you of the Offer and the Merger with respect to your vested options, but, in general terms, treatment of vested options granted outside of the United States will be consistent with the treatment outlined above in the section titled “U.S. Tax Implications.” In addition, it is not anticipated that you would have any taxable income as a result of the assumption of unvested options but rather be taxed on exercise or later disposition of the shares, depending upon applicable non-U.S. law.

WHAT YOU NEED TO DO

If you wish to exercise your vested options, please follow the procedures above under Alternative 2 – Option Exercise. You must complete the exercise before 4 p.m. Eastern Time, July 1, 2016. If exercising in writing, you must return your Exercise Notice and your payment to Cecilia Mullen at cmullen@demandware.com before 4 p.m., Eastern Time, July 1, 2016. If you don’t exercise your vested options, those options will automatically be cancelled as of the Merger Effective Time and you will be entitled to receive the Cash Payment as described above.

Please submit any questions you have regarding this notice by e-mail to Cecilia Mullen at cmullen@demandware.com or Stacy Krause at skrause@demandware.com.

Sincerely,

Stock Administration
Demandware, Inc.

Additional Information and Where to Find It

This communication is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of the Company’s common stock are made only pursuant to the tender offer statement on Schedule TO, including an offer to purchase and other related materials that Salesforce filed with the Securities and Exchange Commission (the “SEC”) on June 10, 2016, and any amendment thereto filed after that date. In addition, the Company filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer on June 10, 2016, and any amendment thereto filed after the date thereof. The Company’s stockholders can obtain the tender offer statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement on Schedule 14D-9, the amendments to those documents, and related materials with respect to the offer, free of charge at the website of the SEC at www.sec.gov, from the information agent named in the tender offer materials or from the Company or Salesforce. The Company’s stockholders are advised to read these documents, all amendments to these documents and all other documents related to the tender offer filed with the SEC carefully and in their entirety prior to making any decisions with respect to the offer because they contain important information, including the terms and conditions of the offer.

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